Exhibit 1

Operator

Ladies and gentlemen, thank you for standing by. Welcome to Choice Hotels International’s Fourth Quarter 2023 Earnings Call. (Operator Instructions) I will now turn the conference over to Allie Summers, Investor Relations Senior Director for Choice Hotels.

Allie Summers - Choice Hotels International, Inc. – Investor Relations Senior Director

Good morning, and thank you for joining us today. Before we begin, we would like to remind you that during this conference call, certain predictive or forward-looking statements will be used to assist you in understanding the company and its results. Actual results may differ materially from those indicated in the forward-looking statements, and you should consult the company’s Forms 10-Q, 10-K and other SEC filings for information about important risk factors affecting the company that you should consider.

These forward-looking statements speak as of today’s date, and we undertake no obligation to publicly update them to reflect subsequent events or circumstances. You can find a reconciliation of our non-GAAP financial measures referred to in our remarks as part of our fourth quarter and full year 2023 earnings press release, which is posted on our website at choicehotels.com under the Investor Relations section.

This morning, Pat Pacious, our President and Chief Executive Officer, will speak to our fourth quarter operating results and full-year highlights; while Scott Oaksmith, Chief Financial Officer, will discuss our financial performance and 2024 outlook. Joining us also today for the Q&A portion of the call is Dom Dragisich, Executive Vice President, Operations and Chief Global Brand Officer.

Following our prepared remarks, we’ll be glad to answer your questions. And with that, I’ll turn the call over to Pat.

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Thank you, Allie, and good morning, everyone. We appreciate you taking the time to join us. 2023 was a year of accelerating growth. We delivered record financial performance as we exceeded the top end of our guidance with a 13% year-over-year increase in adjusted EBITDA to $540.5 million, a 16% year-over-year increase in adjusted EPS to $6.11, and unit growth ahead of our expectations, led by our successful strategy of adding hotels that generate higher royalties per unit.

In 2023, we significantly expanded our rewards program, increased our geographic reach, unlocked new value through our platform capabilities, and created step function growth through the rapid completion of the Radisson Americas integration. This positive momentum, combined with projected unit growth acceleration and supported by our superior hotel conversion capability, gives us confidence in achieving our expected adjusted EBITDA growth of 10% in 2024, which is captured in our current guidance range.

I will begin today by discussing what drove our impressive fourth quarter and full year 2023 results and then discuss our proposal to acquire Wyndham Hotels & Resorts because it is the growth drivers of our current business that underpin the confidence we have in our ability to unlock the significant value for shareholders, franchisees and guests that we see in the combination with Wyndham. Our distinct growth strategy, supported by our best-in-class franchising business engine, drove adjusted full year 2023 EBITDA 13% higher than the prior year and 45% higher than in 2019. This continues our consistent track record of delivering double-digit profitability growth year after year.

We have positioned the company to build on this performance in 2024 and beyond as we continue to grow our franchise business with hotels that generate higher royalties per unit while leveraging the investments we’ve made in our systems to further improve the franchisees’ profitability. In line with our previously communicated outlook, we expect to grow our full year 2024 adjusted EBITDA to $590 million at the midpoint of the guidance range. Choice’s strong growth is fueled by the successful execution of our key strategies, which demonstrate the versatility of our business model. We have multiple growth drivers each uniquely contributing to our performance.

These include the following: first, driving the growth of our brand portfolio with a focus on hotels that generate higher than brand average royalties per unit; second, increasing the velocity of hotel openings through our best-in-class hotel conversion capability, which is our distinct advantage in today’s development environment; third, expanding our geographic growth internationally, where we more than doubled our EBITDA contribution for the year; fourth, further bolstering our platform capabilities through strategic partnerships and other ancillary revenue opportunities; and finally, creating outsized value through the successful integration of new businesses, most recently, Radisson Americas.

Our distinct unit growth strategy continues to deliver results and enhance the attractiveness of our brands. Since we embarked on our strategy of focusing our franchise business on more revenue-intense units 6 years ago, we have increased our hotel mix of higher revenue-generating hotels by 8 percentage points, and they now comprise 82% of our total domestic portfolio. Importantly, we expect this mix shift to continue to grow in the coming years. These new revenue-intense franchises are more accretive to our earnings and are a key driver of our future growth.

This positive trend was evident in 2023 as we exceeded our unit growth guidance. In particular, we grew the number of Choice legacy domestic rooms across these more revenue-intense brands by 2.4% year-over-year. Importantly, the new hotels we added within a brand, on average, generated royalty revenue nearly 20% higher than hotels exiting the brand. At the same time, we executed new hotel openings at an impressive pace. In the fourth quarter, we averaged 8 openings per week, and this contributed to a 13% increase in openings in 2023 year-over-year, with 263 domestic hotel openings.

In the current hotel development environment, our core competency of a best-in-class hotel conversion capability has an even greater impact. Through our superior speed-to-market conversion process and best-in-class franchisee support, we are able to move projects quickly through the pipeline. Of all the domestic franchise agreements we executed for conversion hotels in 2023, we opened 135 in the same year. We also expect this core competency to be a key growth driver in 2024 as developers continue to choose our brands. Specifically, as of the end of the fourth quarter, we grew our global rooms pipeline for conversion hotels by 34% year-over-year and 16% quarter-over-quarter.

In addition, 72% of the domestic agreements awarded in 2023 were 4 conversion hotels. We are especially pleased with the prospects for our Radisson upscale conversion brand, given that each hotel generates, on average, 6x more royalty revenue than our economy portfolio. Fueling our success is our ongoing commitment to strengthening the value proposition we provide to our franchise owners, supported by significant investments in creating a best-in-class franchisee success system. In fact, over the past decade, we have more than tripled the number of rewards program members and grew the direct online contribution to our franchisees by nearly 50%.

Thanks to our portfolio being more attractive, in 2023 alone, we organically grew our rewards program by 9% and increased new enrollments by 24% year-over-year. And those growth numbers are exclusive of the Radisson Americas rewards program integration. Additionally, with our broader portfolio of hotels, we are strengthening our existing strategic partnerships. For example, we became the first AAA preferred hotel supplier that has been added in a decade, which widened our distribution network to deliver more business to franchisees. This partnership is particularly attractive, given that AAA’s 64 million members account for 31% of paid room nights annually across all hotel chains in North America.

Existing owners recognize the increasing value of our brands and choose to remain with Choice as seen in our industry-leading voluntary franchisee retention rate of 98%. Our franchisees also continue to choose to grow their business with Choice Hotels as half of the franchise agreements awarded last year were with existing or returning owners. Furthermore, our brand equity is elevating. 2023 was a year where J.D. Power ranked 2 of our fastest-growing new construction brands, #1 in guest satisfaction: Cambria Hotels in the upscale category and WoodSpring Suites in the economy extended-stay category. Additionally, this past year, we successfully improved our guest satisfaction scores while our franchisees continue to leverage our best-in-class training tools and solutions to deliver exceptional guest experiences.

Turning now to our international business. 2023 was one of Choice’s most successful years for international development as the company expanded its global footprint across multiple markets. In the Scandinavian region, Choice extended its master franchise agreement with one of the largest hotel companies for an additional 10-year term. In Spain, we secured a distribution partnership with a leading hotel chain. In France, we signed an agreement that will double Choice’s unit footprint in the region. And in Australia, we acquired the franchise rights for a fellow pure-play franchiser. We believe we have a significant opportunity to further gain international market share and realize additional EBITDA growth in the coming years.

Moving on to our platform business. We are very encouraged by the traction we’re gaining in our efforts to expand that business and our ancillary revenue growth opportunities. One example we’re very pleased with is the new co-brand credit cards. This strategic partnership is a long-term tailwind, given that it drives loyalty to our brands as our rewards members with credit cards stay with us, on average, 4x as often as non-rewards members, and it delivers revenues based on cardholder spend. Since its launch, the co-brand program has exceeded expectations on new account sign-ups and card spend.

The higher quality of our portfolio is resonating not only with current guests but also is starting to attract new guests who have not considered our brands in the past. This evolving customer base gives us the ability to continue to draw more travel and blue-chip national brands as partners, such as our recent partnership with Tesla and GrubHub.

We are very pleased with our successful acquisition of the Radisson Americas brand, which outperformed our underwritten expectations. The seamless and faster-than-anticipated integration process is now complete. In 2023, we meaningfully enhanced the performance of the existing Radisson Americas hotels, which is the first step in any successful integration. Specifically, upon integration of the digital channels through year-end, we drove over a 20% increase in domestic bookings for the Radisson Americas brand year-over-year with particularly strong results for the Country Inn & Suites brand, which grew by over 30%. This growth in direct digital business was driven in part by the higher traffic and booking conversion rates, which in turn had the added benefit of lowering customer acquisition costs for our franchisees.

The significant performance lift since digital integration is already attracting new hotel development commitments. In fact, the 19 domestic franchise agreements awarded for the Country Inn & Suites by Radisson brand in 2023 were the most for that brand in 7 years. And the pace of new development is accelerating as over half of those agreements were executed in December alone. The excitement generated by the Radisson Americas business unit is further underlined by its RevPAR performance. For full year 2023, the Radisson upscale brand RevPAR grew 9% year-over-year, outperforming the STR upscale segment by approximately 2 percentage points and achieving RevPAR index share gains versus competitors.

At the same time, we’ve also been able to lower distribution costs for legacy Choice and Radisson Americas franchise owners by negotiating improved terms with a key third-party distribution partner. This has helped lower the overall franchisees’ operating costs, which is critical in a time of high labor costs and interest rates. Additionally, thanks to our integration expertise and strategic investments in our state-of-the-art proprietary technologies, we have achieved $85 million in annual recurring synergies, exceeding our original target by over 6%.

We are now moving into the second phase of creating value from the acquisition by growing the Radisson Americas portfolio in the Americas region. Now that our unique and compelling franchisee success model is in place, we are starting to see momentum in franchisee interest across the combined portfolio. As we have discussed, the Radisson Americas acquisition has meaningfully enhanced our growth profile as it created a step function change in the size of our business, expanded our rewards program, extended our co-brand credit card opportunity, increased our geographic reach in the Americas region and opened a new incremental earnings streams. This combination benefits all of our guests by giving them more options across the Choice network and providing them with more incentives through our membership program.

We now have 64 million Choice Privileges members who book directly with our franchisees, drive more revenue and return more often than nonmembers, which translates to lower customer acquisition costs and higher margins for our franchisees. Additionally, as Radisson Americas hotels start to fully leverage Choice’s hotel profitability tools, we anticipate enhanced profitability as these target solutions drive savings of up to 20% on the franchisee level.

We believe we have proven our ability to unlock incremental value through the combination that neither would have accomplished on its own. We are confident in our ability to replicate this great achievement with the Wyndham combination, given our expertise and capabilities in acquiring and integrating hotel brands, our demonstrated track record of improving the delivery of direct business to franchisees and our successful strategy of growing our portfolio with hotels that generate higher royalties per unit.

With regard to our proposal to acquire Wyndham, we remain committed to this compelling pro-competitive combination. At its core, our proposed combination with Wyndham is driven by the natural fit of the 2 companies coming together to accelerate value creation for all stakeholders. It offers a compelling value for Wyndham’s shareholders today with an opportunity to meaningfully enhance the combined company’s value as we realize synergies and drive additional growth. Importantly, we are confident that we can complete the transaction, given our well-positioned low leverage balance sheet and continued progress on the regulatory front.

For Choice shareholders, our proposal provides significant financial and strategic benefits. Wyndham’s shareholders would receive a substantial premium and immediate value for their shares without the execution risk associated with Wyndham’s stand-alone strategy. Importantly, the proposal represents a multiple that Wyndham has never achieved absent COVID disruptions. In contrast, Choice historically trades at an attractive level, representing compelling consideration for Wyndham’s shareholders. The value we consistently generate for our shareholders is due in part to our strong growth profile and prudent balance sheet management.

The combination of Choice’s and Wyndham’s asset-light businesses is expected to generate significant cash flow available to rapidly reduce leverage while still investing for growth. Both sets of shareholders would have the opportunity to participate in more than $2 billion of incremental value creation expected from the $150 million in annual run rate synergies that we believe a combined company would unlock. This value would be unlocked by bringing Choice’s best-in-class franchisee success model to the Wyndham network.

Regarding next steps, we are continuing to progress on the regulatory process as expected. We are confident that we are well positioned for regulatory approval and can complete the transaction in a customary time frame. Over the last 6-plus months, it has become clear that Wyndham’s Board is deeply entrenched and unwilling to take the actions that are in the best interest of their shareholders. In fact, their behavior is denying Wyndham’s shareholders the opportunity to realize significant value creation while receiving customary protections.

As a result, we recently nominated a highly qualified slate of independent directors for election at Wyndham’s 2024 annual meeting. If elected, these nominees are committed to their fiduciary duties and will act in the best interest of Wyndham’s shareholders, which we believe is to move with urgency to maximize the value that can be created through a combined company. We’re pleased that we’ve continued to receive positive feedback from both companies’ shareholders who see significant upside potential in this transaction and want to see Wyndham’s Board engaged in negotiations.

Importantly, since the beginning, we have continued to see support from our franchisees. Wyndham has mischaracterized franchisee sentiment and who actually represents the franchisees. Our franchisees are represented by their own franchisee associations and advisory councils, and they elect the leaders of these groups to represent them.

They know our brands, they know our performance and their feedback is vital to us. Our largest franchisee association, the Choice Hotels Owners Council, which represents over 3,000 Choice Hotels and has been working with Choice for more than 50 years to maximize profitability for hotel owners, recently shared with its members that there are multiple benefits for our existing franchisees to Choice continuing to expand its brand portfolio, that Choice has always been thoughtful in its approach to acquisitions, and that they believe Choice will prioritize franchisee benefits in any future acquisition. And I’m pleased to say that we are in the process of aligning with our franchisee associations on our plan of action, which would ensure that franchisees’ needs are continuously prioritized as part of the proposed combination.

We believe a combined company would deliver clear benefits to both Choice and Wyndham franchisees. These include lower hotel operating costs, less reliance on third-party distribution channels and access to Choice’s award-winning technology.

Regarding the Asian American Hotel Owners Association, AAHOA, we continue to have good conversations with and have been working with the organization’s leaders for many years on a variety of topics aligned with its mission, including industry-related policy and legislative matters.

In closing, we’re looking forward to all we could accomplish as a combined company, and at the same time, we remain focused and committed to executing on each of Choice’s growth drivers that I have discussed. We are a forward-looking company that takes deliberate actions and is adapting to the evolving industry landscape. The results we achieved in 2023 demonstrate the effectiveness of our growth strategy and confirm that our proactive approach in this changing environment is working. I’ll now turn the call over to our CFO. Scott?

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

Thanks, Pat, and good morning, everyone. Today, I will discuss our fourth quarter and full year 2023 results, update you on our balance sheet and capital allocation and provide our outlook for 2024. Throughout my remarks today, I would like to note that all figures are inclusive of the Radisson Americas portfolio and exclude certain one-time items, including Radisson Americas’ integration costs as well as transaction pursuit costs which impacted our reported results.

For full year 2023, a combination of higher-than-expected growth of the Choice legacy portfolio across our more revenue-intense brands and markets, strong effective royalty rate growth, successful integration of the Radisson Americas portfolio and the robust performance of our platform, procurement and international businesses drove full year adjusted EBITDA of $540.5 million, which exceeded our full year guidance. Our full year adjusted EBITDA represents a new record, eclipsing the one set last year, increasing 13% compared to 2022 and growing 45% compared to the same period of 2019, which was our pre-pandemic peak. Even excluding the contribution from Radisson Americas, our full year 2023 adjusted EBITDA grew over 8% on a comparable basis year-over-year.

Our full year 2023 adjusted EPS also exceeded our previously issued guidance, reaching $6.11 per share, a 16% increase year-over-year. For the fourth quarter of 2023 compared to the same period of 2022, our adjusted EBITDA grew 11% to $125 million, and our adjusted EPS increased 14%to $1.44 per share.

Let me turn to our key revenue levers, which include our unit growth, royalty rate and RevPAR performance. In terms of unit growth, our strategic goal has been to accelerate quality room growth across more revenue-intense brands and markets while simultaneously growing our effective royalty rates, which ultimately results in an outsized increase in royalties. In addition to our mix shift strategy for the broader portfolio, we are driving more revenue intensity at the individual hotel and brand level across the system. In fact, new hotels we added within a brand generated an average of nearly 20% higher royalty revenue than hotels exiting the brand.

For full year 2023, we reported domestic unit growth of 1.4% year-over-year across our more revenue-intense, upscale, extended-stay and mid-scale portfolio, which exceeded our guidance. Importantly, our domestic system size of the more revenue-intense brands for the Choice legacy portfolio grew by 1.8% for units and 2.4% for rooms year-over-year. At the same time, our international portfolio increased by 2.6% for units and 2% for rooms year-over-year. We are particularly pleased with our outlook for international growth as our international unit pipeline grew by 33% since the last quarter and more than doubling the number of hotels over the prior year.

During 2023, we also leveraged our best-in-class conversion capability as we expanded our global rooms pipeline for conversion hotels by 16%since the last quarter and 34% over the prior year. I am pleased to report that our overall global rooms pipeline increased 6% quarter-over-quarter, reaching over 1,030 hotels representing over 105,000 rooms at year-end. This pipeline will serve as a strong platform for future growth.

These results demonstrate that the deliberate decisions and strategic investments in our franchisee tools, brand portfolio and platform capabilities are resulting in strong returns across our company. First, we strengthened our upscale franchise business. For full year 2023, we grew our domestic upscale rooms portfolio by 6.3% year-over-year and expanded its domestic unit pipeline by 5% quarter-over-quarter. Second, we accelerated our growth across the extended-stay brands’ portfolio. For full year 2023, we grew our domestic extended-stay unit system size by approximately 16%year-over-year, highlighted by over 60 new hotel openings, a record-breaking year.

At the same time, our newest brand, Everhome Suites, is gaining meaningful traction across the development community with 69 domestic projects in the pipeline, including 16 under construction. We remain very optimistic about our extended-stay franchise business and expect the number of our extended-stay units to increase at an average annual growth rate of approximately 15% over the next 5 years. Third, we continue to invest in our midscale portfolio. Within this category, we grew our domestic upper midscale rooms pipeline by 9% quarter-over-quarter, and for the fourth quarter, increased the number of domestic franchise agreements awarded by 6% year-over-year. Importantly, our first new Comfort prototype opened in 2023, and our flagship brand continues to attract significant developer demand with over 130 projects in the domestic pipeline.

Fourth, our economy transient hotels are continuing to benefit from their improved value proposition. As a result, we expanded our domestic economy transient unit pipeline by 9% quarter-over-quarter, and the new hotels we added in 2023 generated higher royalty revenue than the hotels exiting. Our effective royalty rate also continues to be a significant source of revenue growth. Our domestic system effective royalty rate for full year 2023 increased 6 basis points year-over-year, representing nearly $6 million of incremental royalties, including a 5 basis point increase to 5.1% for the Choice legacy brands.

The third revenue lever I will discuss is our RevPAR performance. Our full year 2023 domestic RevPAR increased 12.7% versus the same period of 2019 and 10 basis points year-over-year. Our fourth quarter domestic RevPAR increased 13.1% from the same quarter of 2019, including a 15.2%growth from the Choice legacy portfolio. RevPAR was down 3.9% year-over-year in the quarter, reflecting tougher year-over-year comps as we were the first hotel company to return to and significantly exceed pre-pandemic RevPAR levels. While we expect to face tougher domestic comps at the start of this year, we expect RevPAR to increase as the year progresses, given the favorable long-term business and leisure trends and the initiatives we’ve put in place to capitalize on these tailwinds.

We are pleased to report that our full year 2023 international portfolio-wide RevPAR increased 11% year-over-year, with the Americas region excluding the U.S. growing 20% year-over-year. At the same time and as a result of our strong organic growth and the acquisition of Radisson Americas, we more than doubled the EBITDA contribution from our international portfolio in 2023.

We continue to build on the strong momentum of our platform business. Specifically for full year 2023, we increased our platform and procurement services fees by 18% to $75.1 million year-over-year as we benefited from expanded offerings to our franchisees and guests, additional annual convention revenues from higher attendance, increased transaction volume with our qualified vendors and the broader reach of our initiatives. We believe that we can drive this strong revenue growth in the years ahead as we continue to expand our platform and increase the number of products and services we offer to over 7,500 hotels, millions of guests and other travel partners.

I’d like now to turn to our well-positioned low leverage balance sheet, marked by net debt to EBITDA of 2.9x, which continues to be below the low end of our targeted range of 3 to 4x. In 2023, we generated operating cash flows totaling nearly $300 million. We also further enhanced our balance sheet in the fourth quarter as we closed on a new $500 million term loan, which increased our liquidity to approximately $650 million as of year-end. We utilized our strong cash flows and underlevered balance sheet to continue to invest in the business, generating impressive growth in our profitability as well as acquiring over $110 million of Wyndham common stock.

In 2023, we were also able to return over $422 million to shareholders, including nearly $57 million in cash dividends and $366 million in share repurchases. We achieved all of this while remaining below our targeted leverage levels. With our strong cash flow and ample debt capacity, we are committed to creating value for our shareholders by accretively investing to further expand our business and also effectively support the acquisition and successful integration of Wyndham.

Our capital allocation priorities remain unchanged, and we are well positioned to continue our long track record of delivering outsized value for our shareholders. Our priority continues to be investing in our business to drive organic growth. We will continue to make targeted investments in our business to drive growth focused on hotels that generate higher royalties per unit and further enhance the franchise owners’ value proposition while expanding our international and platform businesses.

Secondly, we remain committed to value-creating M&A, focusing on opportunities like Wyndham, where we can both improve the profitability of the existing franchisees as well as grow the combined portfolio. Historically, our strong cash flow and ample debt capacity have been more than sufficient to allocate capital to both organic and inorganic growth, allowing us to return capital to shareholders through our dividend and share repurchase programs. Clearly, as demonstrated by our continued efforts and the confidence we have in our success, the greatest opportunity to create value for all stakeholders is to realize the over $2 billion of initial shareholder value creation present in a combination with Wyndham. Should this not transpire, our current underlevered balance sheet and attractive growth trajectory, coupled with a significant discount to the intrinsic value of our stock, provide a very attractive return opportunity through the repurchase of shares.

Before opening up for questions, I’d like to turn to our expectations for what lies ahead. As we look into 2024, we expect to generate adjusted EBITDA in the range of $580 million and $600 million. We anticipate this growth to be driven by incremental contributions from Radisson Americas, including the expected additional cost synergies of approximately $2 million as well as organic growth across more revenue-intense hotels and markets, robust effective royalty rate growth, continued growth from our co-branded credit card, strong international business and other factors. This outlook does not account for any additional M&A, repurchase of the company’s stock or other capital markets activities.

We expect our full year 2024 adjusted diluted earnings per share to range between $6.30 and $6.60 per share. Underlying our outlook are the following assumptions for full year 2024. We expect the domestic system year-over-year growth of the more revenue-intense portfolio of brands to continue to accelerate and be approximately 2%. We project our domestic RevPAR to range between flat to 2% year-over-year. And finally, we anticipate our full year 2024 effective royalty rate to grow in the mid-single digits year-over-year.

Today’s results are a testament that our strategy is working, and we intend to keep investing in those areas of our business that will generate the highest return on our capital. At this time, Pat and I would be happy to answer any questions. Operator?

Operator

(Operator Instructions) Your first question comes from Shaun Kelley with Bank of America.

Shaun Clisby Kelley - BofA Securities, Research Division—MD in Americas Equity Research & Research Analyst

If we could, Pat, Dom, and Scott, if we could start with just a little bit more around the Wyndham offer. I guess, specifically at this point where it seems like the terms that have been set out remain largely stable up until we probably reach more details around the proxy contest, I’m just wondering, could you — for everybody’s viewpoint, could you help us think a little bit more about any chance or opportunity to improve the economics of an offer from here? And how will feedback work during the proxy process?

What I mean by that is if you start receiving feedback at some point that the offer is just not sufficient to get the votes that you might want to achieve, can you adjust that offer during the proxy process or maybe how do the mechanics work around that? Are you free to do that at any point in time?

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Sure. Thanks, Shaun. I appreciate the question. I think when you look at where we stand today, unfortunately, Wyndham’s Board really just continues to refuse to engage. So to your first point about willingness to improve the offer, we said this multiple time, the door remains open to Wyndham to engage in a constructive private dialogue with us. And we believe there’s opportunity to improve our offer if they’ll engage with us. That’s the first thing. And the second is allow us to undertake some due diligence. So those have always been the key factors here, I think, that are in play.

Regarding your question on feedback, I mean, good news about what we did, October 17, we brought our proposal public. And then on December 12 when we launched the exchange offer, it’s given us an opportunity to speak directly with Wyndham’s shareholders. And we’ve gotten great feedback from them around what they like about the offer and where they might like to see an additional improvement in the offer. And I think the feedback we’ve heard from them is around one word. They’re frustrated. They’re frustrated that Wyndham’s Board is not engaging in a conversation that would help answer those questions.

I think when you look at the proxy versus the exchange offer, let’s not forget about the fact that during the exchange offer, that’s been a blueprint for Wyndham’s shareholders to provide us with great feedback. They have the opportunity to tender their shares up until the exchange offer expires, which is currently 5:00 New York City time on Friday, March 8. So there’s opportunity for the shareholders to continue to express their interest with us around the transaction and also for us to hear feedback from them around how they view the offer that’s on the table.

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

And Shaun, the only thing I’d just add, as you think about the proxy process, what we’ve done is nominate a slate of directors, an independent slate of directors that we believe that would want to negotiate with us on the deal. So the deal can continue to change with a Board that’s willing to negotiate with us. So voting for the slate of directors is really a vote for a Board that’s going to engage in a dialogue to see if we can create value in this transaction.

Shaun Clisby Kelley - BofA Securities, Research Division—MD in Americas Equity Research & Research Analyst

Great. And maybe just one on the business fundamentals, but obviously, there was a lot in here about the acceleration you saw in net unit growth. And it seems like a decent amount of that hinges on some improvements in international. Just wondering if you could talk about the sort of contract economics in some of these international deals and partnerships and what you’ve been able to add to the pipeline there.

Are these largely similar to your domestic franchise economics? Are these running — or are these running through master partnerships and someplace where the economics may be a little bit different or a little bit inferior to what you see in the domestic business?

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Yes. And it’s a healthy mix, Shaun, as you know. We have — in some markets, we do direct franchising. We do that in markets where the regulatory environment is favorable for franchising where small business people can aggregate capital and make investments. And so that’s where — those are markets where direct franchising works, and we’ve seen growth starting to pick up in those markets.

And then we’ve also — when you look at the economics of the master franchise agreements, those are usually a little bit different, to your point. And if you look at what we did with the extension of our agreement with our partner in Scandinavia, Spain, in particular, those are more of a sort of master franchise as opposed to direct franchising businesses. So the economics are a little bit different, but we’re really excited about the growth we’re seeing, particularly in those direct franchise markets in the Americas and in Australia.

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

Yes. I think, Shaun, just to add to that, the ones we mentioned in our scripted remarks, our growth in France and Spain are all direct markets. So more similar economics that we have in the U.S. than a master partner.

Operator

Your next question comes from Michael Bellisario with Baird.

Michael Joseph Bellisario - Robert W. Baird & Co. Incorporated, Research Division—Director and Senior Research Analyst

You mentioned continued progress on the regulatory front. Can you be more specific there? I mean, what progress has been made? Have you finalized your initial submission yet to the FTC? And if you haven’t, what’s the estimated timing there?

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Yes. Thanks, Michael. I think when you look at where we are today, the second request began about 6 weeks ago, so we are well into that process. As we’ve stated before that a second request is not uncommon, and we’re continuing to work very constructively and cooperatively with the FTC on it. We’re making a lot of progress on that front. We don’t see any surprises. And as we’ve said before, we remain confident in our ability to complete this process as part of the transaction in that customary time frame.

Michael Joseph Bellisario - Robert W. Baird & Co. Incorporated, Research Division—Director and Senior Research Analyst

And then just one follow-up there. Maybe any examples that you could provide of things they’ve asked for or the types of questions and comments that they’re looking for answers on?

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Yes. I mean, they start with what’s called sort of a broad request for information. And then as the process moves forward, they’ll narrow it down into areas that they want to understand greater. But as we’ve said before, I think part of what they’re learning is very, in my view, supportive of a transaction. The first is that this is a very competitive marketplace. The lodging industry is a makeup of independent hotels, online travel agencies, a lot of large, well-capitalized competitors. So they’re looking at that.

Second, they’re looking at pricing. And as we’ve said before, Wyndham and Choice do not set price. Our franchisees do. And that is a very healthy factor with regard to regulatory issues. They’re looking into how the OTAs play in this industry. And as we’ve said before, one of the compelling reasons for putting our 2 companies together is to drive down the cost of running a hotel and ultimately, reliance on expensive third-party distributors. So they’re learning about some of the specifics of the industry, how pricing works for the consumer, and ultimately, the really competitive nature of the spaces where we compete.

And they also not just are looking at status quo, they’re looking at a lot of what our competition is doing and how the competitive landscape is evolving. So a lot of the questions they’re asking are around new brand launches from really well-capitalized competitors in the segments where we currently compete today. So it’s a broad effort at the beginning. And as they move through that discovery process, we would expect those questions will narrow down.

But we’re 6 weeks in. It’s probably at the sort of peak of the level of effort. And as we get closer to being substantially compliant with the second request, we would expect that the FTC and Choice and Wyndham would be narrowing the list of issues to be dealt with.

Michael Joseph Bellisario - Robert W. Baird & Co. Incorporated, Research Division—Director and Senior Research Analyst

Got it. And then just one more for me just on the fundamentals, the flat to 2% RevPAR growth outlook. How are you thinking about the quarterly cadence in ‘24? And when might the year-over-year growth rate flip from negative to positive?

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

Thanks, Michael. In terms of RevPAR, we still think the long-term fundamentals for travel remain strong. So we look at a macro basis, supply growth is still expected to be relatively muted in the industry, growing less than 1%, but GDP, consumer spending, both expected to grow over 2% in 2024, and unemployment still remain at historical lows. So we’re feeling confident that Americans are still prioritizing their travel budgets, with 80% of Americans planning to travel this year and most expected to increase the amount they’re spending on travel.

So we think the business has quite a bit of room to grow. We’re still below in terms of occupancy, our pre-pandemic levels. So where we believe is the first quarter will be, again, against some tougher comps, but we should start to see positive RevPAR growth in kind of the middle of the second quarter and then growing to that 0 to 2% we guided to.

Operator

Your next question comes from Stephen Grambling with Morgan Stanley.

Stephen White Grambling - Morgan Stanley, Research Division—Equity Analyst

Maybe 2 follow-ups on the FTC questions. How would you think about remedies if it does go down that path? And then what’s the willingness or thought process on litigating if the FTC doesn’t see things your way?

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Well, I think, Stephen, it’s important to just start off with our view of the regulatory environment, it’s based in fact and legal precedent. And so when we look at what the conversations with the FTC might be, I don’t want to speculate on where that might go. As we’ve said publicly, we are willing to make any changes that aren’t materially having an impact on the transaction. But what we’ve stated before and what we’re seeing currently, those are not things that we are focused on today.

And then as I said, I’m not going to speculate on where things might go. But we feel really confident, as I said, about how we view the regulatory environment. If you look at the presentation we put out on January 10, I think you’ll see there that it’s based, as I said, in legal fact and precedent around how the antitrust environment should be viewed in this combination. The facts for every case are different, and we feel really confident in our view of how things will progress on that front.

Stephen White Grambling - Morgan Stanley, Research Division - Equity Analyst

Great. And then maybe on fundamentals. Can you just help us tie out the lower EPS growth versus EBITDA growth and perhaps even loop in your expectations for free cash flow conversion and the puts and takes there in 2024 and perhaps longer term?

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

Yes, Steve, really, the difference between the EBITDA growth and I assume you’re referring to Q4 versus the guidance?

Stephen White Grambling - Morgan Stanley, Research Division - Equity Analyst

I remember in your 2024 outlook, if I just look at 10% roughly in the midpoint EBITDA growth but low single-digit EPS growth.

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

Yes. Really, the difference there is really interest expense and a slightly higher tax rate. So our debt is up about $300 million year-over-year kind of on average, about half of that. The combination of higher rates that we incurred during 2023 and a slightly higher debt level as we get back to our targeted leverage levels. And then our tax rate is at 24.5%. We had a few discrete items, some reversals of reserves in the fourth quarter that lowered our tax rate in 2023 that we don’t expect to incur in 2024.

Stephen White Grambling - Morgan Stanley, Research Division - Equity Analyst

And then from a free cash flow standpoint, I mean, are there any big puts and takes to think through, whether it’s key money that’s going to be coming to fruition or I think the results of some affiliate investments, things like that?

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

Yes, in terms of the way we define free cash flow, we expect free cash flow to be similar to 2023. Our key money should be generally in the same range that we spent in 2023 so a slight increase in key money. But our free cash flow conversion should be consistent between 2023 and 2024.

Operator

Your next question comes from Robin Farley with UBS.

Robin Margaret Farley - UBS Investment Bank, Research Division - MD and Research Analyst

I wanted to just get a clarification. Your global pipeline, you mentioned, was up 6% sequentially. Can you tell us what that was year-over-year? We just — the number is not in the ‘22 press release last year, so just to calculate the year-over-year change in global pipeline.

And then also looking at your, what you call the revenue-intense segments, that grouping of upscale and extended-stay and midscale. It looked like sequentially — or there wasn’t really an increase in those sequentially or not a lot of rooms there opening in Q4. Was that just something specific just to that quarter or just something seasonal to keep in mind or maybe just something one-time in Q4?

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

Sure, Robin. You cut out a little bit on your second part of the question. In your first part — I’ll answer the first part, maybe you could repeat the second part. In terms of the global pipeline, our global pipeline from the end of the year was basically flat, just about 106,000 rooms down to 105,000 rooms. And really, that was a reflection of really the strong openings that we had during the year. And I think we talked about this on the last quarterly call, but we did have a cleanup of some of our pipeline in early Q1 of 2023, where we have taken a look at some contracts where —because coming out of the pandemic, we didn’t think we’re going to open in our new construction pipeline, knowing that it was a strong conversion environment where we could fill those markets with existing hotels.

We made the one-time decision to terminate some hotels, knowing that we could sell into those markets and quickly realize those revenue streams. So we’ve been focused on the sequential quarter-over-quarter growth, which we talked about was up 6% on a global basis. You made a comment about Q4, but unfortunately, the audio cut out a little bit. So could you repeat that question?

Robin Margaret Farley - UBS Investment Bank, Research Division - MD and Research Analyst

Sure, yes. Q4 was just the — your commentary about what you call the revenue-intense segments, the extended-stay and upscale and midscale, it looked like openings in Q4 were sort of were — that there weren’t really openings sequentially in Q4 from Q3 in those groupings. I’m just wondering if that was seasonal or something just specific to Q4 that — just kind of what’s behind that?

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

It’s actually Q4 is typically our largest openings quarter, quarter-over-quarter. So when you look at our September 30 results into December 31, we actually saw strong growth in all of our revenue-intensive brands, the Comfort brand, WoodSpring brand, all of our extended-stay brands had quarter-over-quarter growth. So happy to take offline what you’re looking at but we saw strong opening growth, including a full year growth of 13% in our openings.

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Yes, Robin, I see about 104 Q4 openings. That was a 4% increase year-over-year. So that said, we can take it offline.

Robin Margaret Farley - UBS Investment Bank, Research Division - MD and Research Analyst

Okay. I was just looking at sequential.

Operator

Your next question comes from Joe Greff with JPMorgan.

Joseph Richard Greff - JPMorgan Chase & Co, Research Division - MD

Your royalty fees grew just under 9% year-over-year in 2023, actually royalty, licensing and management fees, that $513 million level. If I reverse-engineer your 2024 outlook, I’m getting to something that’s an accelerating level of growth in that line item. Is that how you’re looking at things based on some of the drivers that you’ve given and some of the drivers that maybe are underlying that overall assumption for EBITDA growth?

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

Yes. If you take a look at our drivers this year, so our RevPAR was that increased for full year is 0.1%. Our revenue-intensive unit growth was about 1.8%, and we grew our effective royalty rate in the mid-single digits. So we are expecting a slight acceleration of that with RevPAR increasing 1%, our revenue-intensive net unit growth being at approximately 2%, and the royalty rate should be effectively about flat year-over-year as far as the terms of growth but up mid-single digits again. So there is some acceleration in that.

We also — there is a small portion of our corporate credit card that’s in there and the licensing fees that will be driving a piece of that number as we continue to realize the benefits from the co-branded credit card with Wells Fargo. And then lastly, strong international growth continued in that number, should make that number grow a little bit faster pace than it did in 2023.

Joseph Richard Greff - JPMorgan Chase & Co, Research Division - MD

Got it. So that 9% growth rate in royalties and other fees should grow at a faster clip for 2024? Just making sure I’m hearing you correctly.

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

The overall percentages may not be there. We have some, little bit, in 2023, that royalty rate — that royalty number percentage was against the Radisson acquisition that only had a little over Q4 and a little partial Q3. If you look at the fundamentals, it’s kind of the year-over-year of our portfolio, the unit growth, the RevPAR and the effective royalty rate all should grow at a faster pace. That 9% is, again, 2023 compared to 2022 when we acquired Radisson in August of 2022. So that number should be — would have been higher in 2023 than it will be in 2024.

Joseph Richard Greff - JPMorgan Chase & Co, Research Division - MD

Got it. And just going now a couple of questions on the Wyndham proposal. I think it was Pat earlier in your prepared remarks, you referenced that you think you have confidence in the deal that could close in a customary time frame. Can you put a little bit more flesh on the bone on that comment? And is that thinking different today versus a few months ago after having additional interactions with regulatory?

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Yes. Sure, Joe. In fact, I mean, we’re 3 months from all of that, so yes, we’re getting actually closer to it. When we say the customary time frame, we have been saying 12 months. But as I said now, we’re 6 weeks into the second request on the regulatory front. And that’s going to be the long pole in the tent. And that’s — when we look at it from a second request to a final outcome, we’ve been told to expect anything from 6 to 9 months. So as we’re 6 weeks into that 6- to 9-month time frame, that’s getting closer.

And that’s actually the thing when we talk to Wyndham’s shareholders, they just want to understand, not just around the regulatory environment itself but also the time frame involved in it. It’s the reason or one of the reasons we put the exchange offer in place was to get the regulatory process moving, which we did in early December. So here we sit in late February.

We’re getting closer to having some clarity for shareholders around that regulatory question and more importantly, the timing of it.

So that’s what we’ve been told to sort of expect from just precedent and sort of how long these processes take. But if you’re looking at that 6- to 9-month time frame from January 12 when the second request began, we’re moving pretty rapidly down that path.

Joseph Richard Greff - JPMorgan Chase & Co, Research Division - MD

Great. And then a follow-up on your work on the pursuit of Wyndham. To what extent are — Pat, are you, management, the Board, your advisers working on finding potential buyers of newly issued equity in a pro forma company that helped fund the deal, let’s say, a greater cash consideration than what you have on the table now and also would then lower pro forma debt? Obviously, that kills 2 of 3 concerns i.e., not regulatory, but 2 of 3 concerns get mitigated from Wyndham’s perspective.

It’s also hard not to recognize that you brought in Goldman kind of later in the process at the — at some point at the end of last year. To what extent is that a priority? To what extent can you share with us conversations on selling new equity and whether Stuart would be potentially involved in investing more into a pro forma company?

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Yes, Joe, you’ve got quite a matter. I’m not going to negotiate with you, but we’d be happy to have the conversations you just laid out with the Wyndham Board if they would, in fact, engage with us. I would say from the get-go, we’ve been looking at really 3 things here, which is what is the price that is the right price to pay. As we said from the beginning, we’re offering Wyndham a premium and an earnings multiple, implied earnings multiple that they’ve never achieved before. So we feel like we’re good on that.

The mix between equity and cash is something, as we talk to their shareholders, they like the transaction and they like the equity. So providing the equity and the cash mix is something that we feel like we’re at a good place today. There’s certainly an opportunity to look at that a second time as we get into an engagement with them. And certainly, the leverage that we think both businesses can handle is pretty high, given the high free cash flow-generating characteristics that we see here.

So there’s opportunity to look at this. So I can tell you, we’ve looked at a lot of different factors to get to the right mix of those 3 issues. But I think when you look at the offer that we have on the table today, when you look at the feedback we’ve gotten from the Wyndham shareholders with regard to getting a transaction done, there’s a high level of confidence that we’re in that range of a good offer that’s on the table. And as I said, that offer can be improved if we get 2 things: engagement and due diligence.

Operator

Your next question comes from Meredith Jensen with HSBC.

Meredith Jane Prichard Jensen - HSBC, Research Division - Senior Analyst of Consumer

I was wondering if you could speak a little bit more about the retention rate, maybe by chain scale and domestic and international, just sort of breaking it down a little bit, and maybe a look over time and what maybe some goals are. And then I was looking back at some things from last quarter, you had mentioned a strategic partnership in Mexico. And I was wondering if that is just part of some of the other discussions, or I just wanted to match that up with some of the international growth strategies mentioned today.

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Sure, Meredith. I think when you look at our retention rate, I mean, we’ve historically had a very high retention rate, 97%, 98% is what it sits today. Obviously, we are looking to constantly improve our brands, and there are times when the franchisees are either not willing to invest in a brand or are taking their hotel and making it into an alternative use. So those are generally high drivers of where we see franchisee churn.

And a lot of that is occurring, particularly the non-hotel use conversion is occurring in that economy transient segment. So that’s where you see a higher churn rate than you do in the other segments that we operate in.

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

Yes. In terms of international, I would say our churn rate is similar to the U.S. Most of our brands overseas are ring brands so don’t have the high --the churn that we have in the economy segment. So if you model out the similar churn rate as our revenue-intensive brands, that would be a good starting point. As Pat mentioned, we are guiding to revenue-intensive unit growth of 2%. And while we will see our economy units decline over —with the overall industry, we do expect to have positive overall net unit growth for the year in 2024.

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

And I think with regard to your question for the partnership in Mexico, that’s an opportunity that I would place it more in the category of a platform opportunity similar to what we do with Bluegreen and what we had with the AMR portfolio several years ago. It’s really an opportunity to have their distribution on our platform and have our customers have an earn and burn opportunity through the loyalty program.

Meredith Jane Prichard Jensen - HSBC, Research Division - Senior Analyst of Consumer

Great. And just on the Bluegreen point, you had mentioned last quarter that you had anticipated that after the sale, the partnership would continue just as it has and it seems like from your comments, that continues to be the case. We should just assume it goes on despite the change?

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

That’s correct.

Operator

Your next question comes from Brandt Montour with Barclays.

Brandt Antoine Montour - Barclays Bank PLC, Research Division - Research Analyst

The first one is just on RevPAR. Your Q4 RevPAR domestically came in a little bit below what we had sort of thought was implied by STR’s chain scale results and then your full year guide of flat. Two is also a little bit below STR’s forecast, which for midscale, upper midscale closer to 3%. So I guess I’m curious if — one, in the fourth quarter, if there was any sort of share loss or anything else you want to call out. And then looking forward, do you have a sort of different outlook on the U.S., which is conservative or any — or how would you describe your particular outlook for RevPAR?

Scott E. Oaksmith - Choice Hotels International, Inc. – Chief Financial Officer

Yes. In terms of the fourth quarter, I think really, we had really tougher comps. As we said in our scripted remarks that we were the first hotel company to return and exceed the 2019 levels. So when you look at our Q4 results against 2019, we’re up 13%, which is the leader in the industry. So I think we didn’t see anything different than the industry. I just think our comps were tougher there.

In terms of the full year, I would say we’re probably a little bit conservative on our guidance compared to STR in 2024. We do see a lot of, I mentioned earlier, the long-term fundamentals, the growth that we expect to see, as I mentioned. We’re still 110 basis points down in occupancy against 2019. So it’s been a rate driven. We do expect business travel to come back and get back to 2019 levels coming here in 2024 and 2025.

And we’re really excited about a new partnership we just — with AAA, and AAA represents 31% of all room nights. And we just became one of their preferred partner in the mid-scale economy space. So we’re excited about what the growth could be for the year, and we feel like we’ll be in line with the industry.

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Yes. And I would just say when we look at STR and we look at some of the other forecasts that we consider when we make our in-house forecasts, they do appear to be, and I think many in the industry have sort of looked at it and said, they appear to be a little more aggressive than maybe most in the industry are considering. So it’s just one of the forecasts we do look at when we make our decisions around how we’re going to put out our own internal forecast and then ultimately put that into our guidance.

Brandt Antoine Montour - Barclays Bank PLC, Research Division - Research Analyst

That makes sense. And then just a second follow-up on, you guys gave us a fair amount of color on churn. But I’m curious on the Radisson brands, those 2 together, those did decline a touch quarter-over-quarter. When does that bottom and start to grow, the 2 brands together? And what have you sort of baked into the full year expectations, the guidance you gave for net unit growth?

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Yes. I think when you look at Country Inn & Suites, I mean, that’s a brand that — and as we’ve said all along, let me just start with the fact that when you do these acquisitions, you got to get the performance fixed. And then you do that and that leads to franchisee interest, which leads to development and growth. In the case of Country Inn & Suites and Radisson, the green sign Radisson, we are — we have fixed the performance issues.

I think on the Country Inn & Suites side, we’re already seeing that momentum as we talked about. We saw 19 agreements last year, 10 of those in December alone. That’s the highest that brand had done since 2016. So we feel really confident about the Country Inn & Suites growth coming in 2024. Now a lot of that’s new construction so it’s still up against the higher interest headwind, but we feel really good about the developer interest.

The Radisson green sign the full-service Radisson is likely going to continue to see some decline in 2024 with the reversal of that and growth coming in 2025. And that’s a function primarily of just those are generally more urban hotels, larger boxes and the time frame that they are — they take when they change flags is much more elongated. So it’s really a function of timing rather than anything else, I think, on when Country coming back this year 2024, and then Radisson green sign returning to growth in 2025.

Operator

(Operator Instructions) There are no further questions at this time. Please proceed.

Patrick S. Pacious - Choice Hotels International, Inc. – President & Chief Executive Officer

Thank you, operator. Thanks again, everyone, for your time this morning. We’ll talk to you again in May when we announce our first quarter results. Have a great day.

Operator

Ladies and Gentlemen, this concludes your conference call for today. We thank you for participating and ask that you please disconnect your lines. Goodbye.